Mail Stop 4561

April 24, 2008

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on February 15, 2008**
> **Form 8-K**
> **Filed on January 31, 2008**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

1. Your disclosures indicate that cost of revenues consist mostly of traffic acquisition costs paid to your Google Network members under the AdSense arrangements and to other distribution partners who distribute your toolbar and other products or otherwise direct search queries to your web site. Help us

understand, and consider revising your disclosures to clarify, your accounting treatment for traffic acquisition costs and address the following:

- Clarify the nature, terms and conditions of your AdSense and distribution arrangements. Your response should address when the fees are paid, whether any of these fees are refundable, how you determine the term of the AdSense arrangements for purposes of amortizing guaranteed revenue share payments, and how you determine the estimable lives of the access points for your distribution arrangements. Explain the terms of and conditions under which Google Network members or distribution partners may terminate the agreements;

- Clarify your method of recognition and basis for capitalization and deferral of traffic acquisition fees paid to both AdSense members and distribution partners. Identify the authoritative accounting literature that supports your accounting for each of these types of arrangements. As part of your response, describe how you determine when to recognize costs over a period of time based on each of the methodologies described in your disclosure and when fees are charged to expense as incurred; and

- Explain how you determine the classification of the various fees paid to both AdSense members and distribution partners as cost of revenues, considering the nature of the fees. In this regard, tell us what consideration you gave to categorizing these costs as sales and marketing expenses.

Provide us with any proposed changes to your accounting policy disclosure. Please note that we may have additional comments after reviewing your response

Form 8-K filed on January 31, 2008

Exhibit 99.1

2. We note your reconciliation of net cash provided by operating activities to free cash flow for the three months ended December 31, 2007. We further note that you have provided condensed consolidated statements of cash flows for the twelve months ended December 31, 2007 and 2006. Tell us your consideration for providing prominent presentation of the three major categories of the statement of cash flows for the corresponding period for which your non-GAAP liquidity measure of free cash flow is presented (i.e., the three months ended December 31, 2007). Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 of the Division of Corporate Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Mr. Eric Schmidt
Google Inc.
April 24, 2008
Page 3

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief